Exhibit 23.2

KPMG LLP 2323 Ross Avenue Suite 1400 Dallas, TX 75201

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 19, 2026, with respect to the consolidated financial statements of Howard Hughes Holdings Inc., and the effectiveness of internal control over financial reporting, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Dallas, Texas
March 9, 2026

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.